Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
United States: Total to gain an interest in one of the Gulf of Mexico’s largest deepwater discoveries
Paris November 17, 2005 – Total announces that the company’s wholly owned subsidiary Total E&P USA, Inc. has entered into an agreement for a like kind exchange with Shell Exploration & Production. Under this agreement Total will convey its interests in four onshore fields in South Texas for Shell’s 17 percent interest in the deepwater Tahiti field in the Gulf of Mexico.
The Tahiti field is operated by Chevron and located in Green Canyon blocks 596, 597, 640 and 641 in 1,250 meters of water, approximately 306 kilometers southwest of New Orleans. Chevron and partners announced the field as a major discovery on April 1, 2002, and launched the first phase of the development earlier this year. First production is currently planned for mid-2008 from a floating production facility with daily capacity of 125,000 barrels of oil and 70 million cubic feet of natural gas.
In the exchange, Shell acquires four natural gas fields in South Texas with net production of 107 million cubic feet equivalent per day.
The transaction is expected to close in January 2006 and is subject to, among other things, customary regulatory requirements and consents.
This transaction supports Total’s previously stated strategy of developing medium- to long-term growth projects and, in the United States, to focus activities on offshore Gulf of Mexico.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com